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02060266

November 15, 2002

NOV 19 2002

1086

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

European Aeronautic Defence and Space Company EADS N.V. ("EADS")
Information Pursuant to Rule 12g3-2(b)
File No. 82-34662

SUPPL

Dear Sir or Madam,

On behalf of EADS and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed a press release, dated November 14, 2002, announcing the results for the first nine months of 2002.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (+33-1-53-89-70-00) should you have any questions.

Very truly yours,

Sami L. Toutounji

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

cc: Mark Favero
EADS

NOV 20 2002
SECURITIES & EXCHANGE COMMISSION
OFFICE OF INVESTOR
EDUCATION & ASSISTANCE

82-34662

URL: http://www.eads.com/xml/intl/press/eads/20021114_quartal_en.xml
DATE: Friday, November 15, 2002 10:48:26 AM

EADS resists difficult market environment

- **Financial performance in line with forecast for full year 2002**
- **Nine-months EBIT of € 1 billion**
- **Revenues maintained at a level of € 20 billion**
- **Positive Net Cash position sustained in spite of higher A380 R&D cost and capital expenditure**
- **Order intake of € 22.3 billion continues to be higher than revenues**
- **CEOs: "Our market and financial performance displays EADS' resilience in this difficult economic environment and we expect to be on track with our overall goals for the remainder of 2002."**
- **Due to unstable environment, EADS is more cautious with its outlook for 2004**

Press release

- German version
- French version
- Spanish version

Amsterdam, 14 November 2002

EADS (stock exchange symbol: EAD), the world's second largest aerospace and defence company, maintains the expected level of profitability. During the first nine months of 2002, EADS Earnings Before Interest and Taxes (EBIT, pre-goodwill and exceptionals) were € 1,013 million compared to € 1,123 million recorded in the same period of 2001.

This result was achieved despite the general market downturn in civil aerospace and higher Research and Development (R&D) costs. The result also confirms the company's forecast for the full year. EADS published its report Thursday, covering the first nine months of the 2002 business year.

The EADS CEOs, Philippe Camus and Rainer Hertrich, said: "Our market and financial performance displays EADS' resilience in this difficult economic environment and we expect to be on track with our overall goals for the remainder of 2002. The result was due to prudent management of our resources, further cost reduction, synergy effects from integration and continued market success for our products."

In July 2002, EADS had increased its EBIT forecast for the current year

by 20 percent to € 1.4 billion. In the fourth quarter, particularly the Aeronautics and the Defence and Civil Systems divisions will contribute to the EADS results, due to the special seasonal character of these businesses. A € 108 million award granted by an arbitration panel in the context of an arbitration with Thales has not been taken into account in EADS' EBIT forecast for 2002.

"Our vision for the future is driving our product offering and our profitability," the CEOs emphasized. "Programmes like the A380 and our focus on innovative Defence solutions will generate lasting future growth for EADS."

Full year revenues target confirmed

EADS revenues maintained at a level of € 20 billion in the period January to September 2002. The slight difference compared to the same period last year (€ 20.7 billion) is mainly due to lower Airbus deliveries and the lower Dollar-Euro exchange rate. For the full year 2002, EADS confirms its expectation of revenues of around € 30 billion.

The order intake of € 22.3 billion during the first nine months of 2002 stayed higher than revenues. As a result, the order book remains strong at € 177 billion as at end September 2002 (€ 183 billion as at end December 2001), representing over five years of revenues. Airbus confirmed its strong market position by booking 150 new aircraft orders since the beginning of 2002.

EADS expects the order book to grow substantially in the near future, primarily driven by recent successes such as the 120 aircraft for easyJet and the mission aircraft for Brazil. The anticipated defence programmes will also add to the order book, such as the A400M, the UK Skynet 5 satellite project, and the Meteor missile programme. As the year-end gets closer, there is an increasing possibility that the A400M and Meteor orders will only be added to the order book in 2003. However, this does not change Group EBIT forecast for 2002.

Net income pre-goodwill and exceptionals reached € 493 million by September 2002 (€ 638 million in the first nine months of 2001) reflecting lower EBIT, increased interest charges and tax effects. Earnings per share pre-goodwill and exceptional items amounted to €0.61 (first nine months 2001: € 0.79).

Net Income after goodwill and exceptionals amounted to € 23 million by September 2002 compared to € 2,282 million in the nine-months period of 2001. The difference is mainly due to the exceptional gain coming from the creation of the integrated Airbus SAS in 2001.

Positive Net Cash position maintained

EADS' Net Cash position remained positive at € 670 million at end September, after the dividend payment of € 404 million. The ramp-up of the A380 programme also contributed to the decrease of Net Cash from € 1.5 billion at the end of December 2001. EADS confirms that its target for the year end is a positive Net Cash position.

Despite the declining financial conditions of some airlines, particularly in the United States, the capacity of the capital markets was supportive to EADS' effort to limit financing exposure. EADS is reducing further to below € 1 billion the net additional customer financing budget for 2002. The substantial order of 120 Airbus aircraft to be purchased by easyJet will not entail customer financing exposure and hence will contribute to cash flow throughout the life of the contract, starting with advance payments.

Hans Peter Ring, Chief Financial Officer of EADS, commented: "We are making sure that the whole organization remains focused on cash. This continued discipline both in our operations and in customer financing secures our cash preservation objectives and maintains the company's strategic flexibility."

The number of EADS employees amounted to 103,787 at the end of September 2002 (102,967 at 31 December 2001). Further staff have been added for the ramp up of the Eurofighter military aircraft and the Eurocopter NH 90 military transport helicopter programmes, as well as for the Airbus A380 R&D.

Outlook

For two and a half years, EADS has been transforming to become a double-digit EBIT margin company. The planned achievement of a 10% EBIT margin by 2004 rested on the assumption of a stable economic and diplomatic situation.

In recent months, EADS has witnessed a considerable global slowdown of economic expectations in terms of Gross Domestic Product (GDP) growth and specifically a reversal of the air traffic recovery. A "double-dip" crisis in commercial aerospace is made increasingly likely given the extended period of airline losses in the United States and the overcapacity in the space area. Besides, the slowdown of GDP combined with post election budgetary priorities lead to reassessments of military spending, especially in Germany, causing ongoing delays in some programmes. Consequently, EADS is now more cautious in terms of outlook for 2004.

EADS still believes that the company can develop into a double digit EBIT margin company but with the present enduring uncertainties this target can only be achieved at a later stage.

More details on future developments, especially the 2003 EBIT guidance, will be given in the first quarter of 2003 following finalization of the EADS plan.

Airbus stays on track - Defence and Civil Systems to break even by year-end

The **Airbus** division remained strongly profitable with EBIT of € 1,072 million during the first nine months of 2002 compared to € 1,131 million in the same period of 2001. The strong result was achieved despite increasing R&D costs, totalling to € 1,071 million for January until

September this year (€ 935 million during the same period 2001) and lower deliveries. With 219 deliveries as of 30 September, Airbus is on track to reach its deliveries target of 300 aircraft in 2002. Revenues reached € 13,750 million from January to September (€ 14,431 million in the same period 2001). Until end of September, Airbus secured 150 aircraft orders, representing a market share of 45 % in terms of units and 54 % in value terms.

The **Military Transport Aircraft** division recorded an EBIT of € -79 million in the first nine months of 2002 (same period 2001: € -12 million). Already in the first half year 2002, EADS had provisioned in the division's EBIT risks from its investment as a subcontractor of the Dornier 728 programme of insolvent Fairchild Dornier, which amount to € -54 million. Nine months revenues were slightly up this year to reach € 310 million (2001: € 306 million). The A400M programme with a value for EADS of € 18 billion, once it is confirmed, will contribute substantially to the development of the military transport aircraft activities and add to the division's profitability.

The EBIT of the **Aeronautics** division reached € 132 million (compared to € 144 million in the nine-months period 2001). The result is impacted by lower activity in the civil aviation aerostructures business and the development cost for the A380 recorded in this area, as well as lower activity in the maintenance business. Thanks to the seasonal influences, the division expects a strong EBIT in the fourth quarter. From January to September 2002, revenues increased to € 3,363 million (€ 3,161 million in the same period 2001), mainly due to the positive business development at Eurocopter.

The **Space** division remains under strong pressure due to the continuing weak market situation. EBIT decreased to € -101 million (nine-months period 2001: € -8 million) caused mainly by risk provisions on some telecom satellite programmes and depreciation of investments and receivables. With no market recovery in sight, management attention to restructuring and operating costs remains a top priority. Nine-months revenues decreased to € 1,389 million in 2002 from € 1,543 million in 2001.

The nine-months EBIT of the **Defence and Civil Systems** division improved significantly thanks to restructuring effects, but was still negative at € -91 million (compared to € -163 million in the same period last year). EADS confirms its expectation of EBIT break-even for the division for the full year 2002, thanks to the positive seasonality effect in the fourth quarter. Revenues in the first nine months amounted to € 1,874 million (first nine months 2001: € 2,044 million).

About EADS

EADS is a global aerospace and defence company, and is the world's second largest in terms of revenues, having achieved €30.8 billion in 2001. EADS maintains a workforce of more than 100,000 and is a market leader in defence technologies, commercial aircraft, helicopters, space, military transport and combat aircraft, as well as related services. Its

family of leading brands includes the commercial aircraft maker Airbus; Eurocopter, the world's largest helicopter manufacturer; Astrium, the space company and MBDA, the world's second largest missile company. EADS is also the biggest partner in the Eurofighter consortium and heads the A400M military transport aircraft programme. EADS has more than 70 facilities in France, Germany, Spain and the UK. It is active in markets around the world, including the U.S. and Asia.

EADS - 9 months results 2002

EADS Group	01-09 / 2002	01-09 / 2001	Change
Revenues, in millions EUR	**19,996**	20,685	-3%
EBITDA[1], in millions EUR	**2,134**	2,245	-5%
EBIT[2], in millions EUR	**1,013**	1,123	-10%
Net Income, in millions EUR	**23**	2,282	-
Net Income *pre-goodwill amortization and exceptionals*, in millions EUR	**493**	638	-23%
EPS pre-goodwill amortization and exceptionals	**0.61**	0.79	-23%
Order intake, in millions EUR	**22,341**	47,252	-53%
	at 30 Sept. 2002	at 31 Dec. 2001	
Order book, in millions EUR	**176,569**	183,256	-4%
Net Cash position, in millions EUR	**670**	1,533	-56%
Employees	**103,787**	102,967	+1%

by Division		EBIT[2]			Revenues	
(Amounts in millions of Euro)	**01-09 2002**	01-09 2001	Change	**01-09 2002**	01-09 2001	Change
Airbus	**1,072**	1,131	-5%	**13,750**	14,431	-5%
Military Transport Aircraft	**(79)**	(12)	-558%	**310**	306	+1%
Aeronautics	**132**	144	-8%	**3,363**	3,161	+6%
Space	**(101)**	(8)	-	**1,389**	1,543	-10%
Defence & Civil Systems	**(91)**	(163)	+44%	**1,874**	2,044	-8%
Eliminations & Headquarters	**80**	31	+158%	**(690)**	(800)	+14%
Total	**1,013**	1,123	-10%	**19,996**	20,685	-3%

by Division		Order Intake			Order Book	
(Amounts in millions of Euro)	**01-09 2002**	01-09 2001	Change	**at 30 Sept. 2002**	at 31 Dec. 2001	Change
Airbus[3]	**15,446**	40,860	-62%	**148,898**	156,075	-5%
Military Transport Aircraft	**290**	809	-64%	**1,258**	1,320	-5%
Aeronautics	**3,171**	3,573	-11%	**13,529**	13,722	-1%
Space	**1,068**	839	+27%	**3,445**	3,796	-9%
Defence & Civil Systems	**2,720**	1,930	+41%	**9,953**	9,094	+9%
Eliminations & Headquarters	**(354)**	(759)	+53%	**(514)**	(751)	+32%
Total	**22,341**	47,252	-53%	**176,569**	183,256	-4%

1) Earnings before interest, taxes, depreciation and amortization

2) Earnings before interest and taxes, pre-goodwill amortization and exceptionals

[3)] Order intake and order book based on gross prices

Contact:
Eckhard Zanger
Communications Finance
Tel. +49 89 607 27961

European Aeronautic Defence and Space Company EADS N.V.
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EADS Deutschland GmbH · 81663 Munich · Germany
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